                                                                    EXHIBIT 12.1

                                AGCO CORPORATION

         Statement RE: Computation of Ratio of Earnings to Fixed Charges
                        (in millions, except ratio data)

                                                                                                                   Three Months
                                                                                                                       Ended
                                                                  Years Ended December 31,                            March 31,
                                               -----------------------------------------------------------     --------------------
                                                 1999        2000         2001         2002         2003         2003        2004
                                               -------     -------      -------      -------      --------     --------    --------
FIXED CHARGES COMPUTATION:
Interest expense                               $  69.1     $  56.6      $  65.5      $  63.6      $   65.3     $   16.5    $   23.2
Interest component of rent expense (a)             4.8         5.8          5.7          7.4           7.7          1.9         2.5
Proportionate share of fixed charges of 50%
  - owned affiliates                               2.5         1.4          1.5          1.2           0.6          0.3          --
Amortization of debt costs                         2.3         3.7          6.6          3.1           5.4          0.8         2.9
                                               -------     -------      -------      -------      --------     --------    --------

   Total fixed charges                         $  78.7     $  67.5      $  79.3      $  75.3      $   79.0     $   19.5    $   28.6
                                               =======     =======      =======      =======      ========     ========    ========
EARNINGS COMPUTATION:
Income (loss) before income taxes, equity in
  net earnings of affiliates and cumulative
  effect of a change in accounting principle
  plus dividends received from affiliates      $ (19.2)    $  (4.2)     $  29.4      $  36.9      $  114.8     $   18.8    $   38.7
Fixed charges                                     78.7        67.5         79.3         75.3          79.0         19.5        28.6
                                               -------     -------      -------      -------      --------     --------    --------
   Total earnings                              $  59.5     $  63.3      $ 108.7      $ 112.2      $  193.8     $   38.3    $   67.3
                                               =======     =======      =======      =======      ========     ========    ========
   Ratio of earnings to fixed
     charges                                        (b)         (b)       1.4:1        1.5:1         2.5:1        2.0:1       2.4:1
                                               =======     =======      =======      =======      ========     ========    ========

(a) The interest factor was calculated to be one-third of rental expenses and is considered to be a representative interest factor.

(b) The dollar amount of the deficiency, based on a one-to-one coverage ratio, was $19.2 million and $4.2 million for the years ended December 31, 1999 and 2000, respectively.